UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, November 15, 2024

Gen. Mgmt. No.019/2024

Mrs.

Solange Bernstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      MATERIAL FACT

Dear Madam,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission, duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you, as a material fact, that in its session held today, the Board of Directors of the Company approved the Strategic Plan for the period 2025-2027.

The macro elements included in the Strategic Plan for the three-year period 2025-2027 have an estimated accumulated EBITDA in the range of USD 4.4 and USD 4.6 billion approximately and an estimated accumulated CAPEX of USD 1.8 billion.

Considering that contents of the aforementioned Strategic Plan are based on projections of hypotheses that may or may not occur in the future, their effects are not determinable at this date.

On Thursday, November 21, 2024, at 10:00 am, a presentation will be held regarding the aforementioned figures, to which all local and foreign investors, shareholders, and the market in general will have access. Connection details and the presentation will be available to all interested parties in due course on the Company's website: https://www.enel.cl/en/investors.html.

Yours sincerely,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: November 15, 2024